

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

July 17, 2007

Mr. Paul H. Stebbins
Chairman of the Board and Chief Executive Officer
World Fuel Services Corporation
9800 Northwest 41st Street, Suite 400
Miami, FL 33178

> **Re: World Fuel Services Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed March 1, 2007**
> **Response Letter Dated May 30, 2007**
> **File No. 001-09533**

Dear Mr. Stebbins:

We have reviewed your Form 10-K for the Fiscal Year Ended December 31, 2006, and your response letter dated May 30, 2007, and have the following additional comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2006

Financial Statements, page 40

Note 1 – Nature of Business, Acquisitions and Significant Accounting Policies, page 45

Derivatives, page 48

1.   We have read your response to prior comment 1, describing various aspects of your inventory hedging programs, including the method used to assess hedge effectiveness. It would be helpful to have your proposed disclosure revisions with your next reply. Please address the following additional points.

(a) You explain that the fair value of your inventory is estimated based on the spot price at the closest market to either the pipeline input or delivery location. Tell us how you decide which method to use for each hedging relationship, with details sufficient to understand the extent to which your approach results in a consistent valuation method, based on the characteristics of your inventory.

(b) You state that you hedge jet fuel inventory using heating oil futures; and that hedging instruments are "…not unique to each fuel type/location," and that you use a proportionate strategy in which "…only a portion of the hedging instrument is used to hedge the respective indices/locations." Please describe the process by which you determine the portion of each derivative to be utilized as a hedge, and explain how the risk profiles of that portion and the entire derivative compare.

(c) Since you described your aviation and marine fuel inventory hedging, but did not mention hedging of land fuel inventory, please either expand your response to encompass this additional aspect of your hedging program, if applicable, or advise us if there is no hedging program for land fuel inventory.

Note 5 – Commitments and Contingencies, page 67

Legal Matters, page 70

2. We have read your response to prior comment 3, explaining that while you believe the likelihood of loss in all of the disclosed proceedings is remote, you have chosen to provide disclosures "…out of an abundance of caution." However, you also indicate your reason for disclosing that there could be a material adverse effect is that you are "…unable to estimate the potential loss." We ordinarily find that assessing the likelihood of loss as being remote correlates with estimating reasonably possible loss at zero. Since you have chosen to utilize non-standard terminology in describing your exposure to loss, the guidance in paragraph 9 of SFAS 5, stating "Disclosure of the nature of an accrual made pursuant to the provisions of paragraph 8, and in some circumstances the amount accrued, may be necessary for the financial statements not to be misleading," would tend to require further clarification, either by disclosing the amount accrued (or the fact that no accrual was made), or stating that you have assessed the likelihood of loss as being remote, utilizing the terminology prescribed in paragraph 3 of SFAS 5.

Mr. Paul H. Stebbins
World Fuel Services Corporation
July 17, 2007
Page 3

<u>Closing Comments</u>

     As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

     You may contact Donald F. Delaney, at (202) 551-3863, if you have questions regarding comments on the financial statements and related matters. Please contact me, at (202) 551-3686, with any other questions.

                      Sincerely,

                      Karl Hiller
                      Branch Chief